UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/ME) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly Held Company

NOTICE TO SHAREHOLDERS

Request for the Adoption of a Multiple Vote Process at the

Extraordinary General Meeting to be held on October 16, 2020, on second call.

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders that, on this date, it received a request jointly submitted by shareholder Bratel S.À.R.L. (holder of shares¹ representing 5.68% of the common shares and 5.53% of the capital stock of Oi) and Polo Capital Gestão de Recursos Ltda., in its capacity as representative of the shareholders Polo Fundo de Investimento em Ações, Polo Norte Master Fundo de Investimento Multimercado, Polo Long BIAS Fundo de Investimento Multimercado and Polo Macro Fundo de Investimento Multimercado (jointly, holders of shares² representing 0.36 % of the common shares and 0.35% of the capital stock of Oi), for the adoption of a multiple vote process for the election of the members of the Board of Directors mandated to serve until the Annual Shareholders’ Meeting to approve the financial statements for the fiscal year ended December 31, 2020, which election will be deliberated at the Extraordinary General Meeting of the Company, called for October 16, 2020 (second call), at 11 a.m.

Rio de Janeiro, October 14, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

¹ Balance of shares available in the trading session of October 8, 2020.

² Balance of shares informed in the CBLC statements issued on 10/14/2020 at 2:40 pm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer